                            PROASSURANCE CORPORATION
                              100 BROOKWOOD PLACE
                           BIRMINGHAM, ALABAMA 35209


April 28, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attention:    Mr. Jeffrey Riedler
              Assistant Director

         RE: REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT PROASSURANCE CORPORATION - FORM S-3
                  (FILE NO. 333-112613)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, ProAssurance Corporation (the "Registrant") hereby makes application to withdraw its Registration Statement on Form S-3, File No. 333-112613 (the "Registration Statement") relating to the Rule 415 offering of a combination of common stock, preferred stock and debt securities at an offering price not exceeding $250,000,000. The Registration Statement was filed with the Securities and Exchange Commission on February 9, 2004. No securities have been offered or sold under the Registration Statement.

         Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

         Should you have any questions regarding this matter, please call our attorney, Jack Stephenson of Burr & Forman LLP at (205) 458-5201.


                                        Sincerely,

                                        /s/ A. Derrill Crowe

                                        A. Derrill Crowe
                                        Chairman and
                                        Chief Executive Officer